NEWS RELEASE



WORLDPORT COMMUNICATIONS, INC. ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

CHICAGO, Illinois, April 17, 2003 - WorldPort Communications, Inc. today announced the final results of its self-tender offer to purchase all of its outstanding common stock (OTC: WRDP) at an offer price of $0.50 per share, net to the seller in cash, without interest thereon. The offer expired at 5:00 p.m., New York City time, on Friday, April 11, 2003.

Based on the final count by Alpine Fiduciary Services, the depositary for the offer, 6,147,044 shares of WorldPort common stock were properly tendered and not withdrawn. Payment by WorldPort for all shares validly tendered and accepted for purchase will be made on or about April 17, 2003.

Any questions with respect to the tender offer may be directed to Georgeson Shareholder Services, the information agent for the tender offer, at (866) 328-5441.


NOTICE FOR WORLDPORT STOCKHOLDERS AND INTERESTED PARTIES

The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which have been filed with the Securities and Exchange Commission and distributed to WorldPort stockholders. WorldPort stockholders and other interested parties are urged to read the tender offer documents as they contain important information. Investors can obtain such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Georgeson Shareholder Services, the Information Agent for the transaction, at (212) 440-9800 (for banks and brokers) for all others call toll free at (866) 328-5441.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF WORLDPORT COMMUNICATIONS, INC. WORLDPORT COMMUNICATIONS, INC. HAS FILED A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.